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                                                           OMB APPROVAL
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------                                              OMB Number:   3235-6287
FORM 4                                              Expires:  September 30, 1998
------                                              Estimated average burden
                                                    hours per response .... 0.5
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*   2. Issuer Name and Ticker or Trading Symbol    6. Relationship of Reporting Person(s) to
    Duncan, Bruce W.                           Starwood Hotels & Resorts Worldwide,           Issuer (Check all applicable)
                                               Inc./Starwood Hotels & Resorts   HOT            X  Director         10% Owner
--------------------------------------------------------------------------------------------- ----              ---
  (Last)          (First)          (Middle) 3. IRS or Social Security  4. Statement for           Officer (give    Other (Specify
                                               Number of Reporting        Month/Year          ----        title ---       below)
    402 East Prospect Avenue                   Person (Voluntary)         July 2000                       below)
-------------------------------------------                            -------------------
                 (Street)                                              5. If Amendment,             ------------------------
                                                                          Date of Original 7. Individual or Joint/Group Filing
                                                                          (Month/Year)        (Check Applicable Line)
                                                                                                X
    Lake Bluff       IL             60044                                                      ---- Form filed by One Reporting
                                                                                                    Person
                                                                                               ---- Form filed by More than One
                                                                                                    Reporting Person
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  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Shares (1)                       07/01/00 G (2)   V      22,500     A                       47,999               D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
                                                                                                                     SEC 1474 (7/96)

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
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Explanation of Responses:

Please see attached.
**Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.                                                     /s/ Bruce W. Duncan             August 8, 2000
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)                                       ------------------------------- --------------
                                                                                 **Signature of Reporting Person       Date


Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
  If space is insufficient, see Instruction 6 for procedure.                                                      SEC 1474 (7/96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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Name and Address of Reporting Person
------------------------------------
Duncan, Bruce W.
402 East Prospect Avenue
Lake Bluff, IL 60044

Issuer Name and Ticker or Trading Symbol
----------------------------------------
Starwood Hotels & Resorts Worldwide, Inc.
Starwood Hotels & Resorts ("HOT")

Statement for Month/Year
-----------------------------------------
July 2000


Explanation of Responses:

(1) Pursuant to an agreement between Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "Corporation") and Starwood Hotels & Resorts, a Maryland real estate investment trust (the "Trust" and, together with the Corporation, "Starwood"), each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust Share"). Corporation Shares and Trust Shares may be held and traded only in units ("Shares") consisting of one Corporation Share and one Trust Share.

(2) The Shares reported are a distribution from The Bruce W. Duncan Family M Trust (the "Family Trust") to The Bruce W. Duncan Revocable Trust (the "Revocable Trust") made on July 1, 2000 as part of the liquidation of the Family Trust. Mr. Duncan was at no time a Trustee of the Family Trust and at no time exercised any control over the Family Trust. Mr. Duncan is a Trustee of the Revocable Trust.